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                                  GARTNER LOGO                    EXHIBIT (a)(6)

                              Gartner Group, Inc.
                              56 Top Gallant Road
                               Stamford, CT 06904

                                                                   July 27, 1999

To Our Stockholders:

     Gartner Group, Inc. (the "Company") is offering to purchase up to 15,700,000 shares of Common Stock, consisting of up to 9,600,000 shares of Class A Common Stock and up to 6,100,000 shares of Class B Common Stock (the Class A Common Stock and Class B Common Stock are referred to collectively as the "Shares" or the "Common Stock") from existing stockholders (the "Offer"). The Shares will be purchased at prices not less than $21 nor more than $24 per share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell your Shares to the Company or to accept the Purchase Price resulting from the Dutch Auction tender process. The actual purchase price will be determined by the Company in accordance with the terms of the offer.

     Since the Company is offering to purchase both Class A Common Stock and Class B Common Stock, a separate Purchase Price will be determined for each class based on the shares of each class tendered and the prices for such shares selected by the tendering stockholders. The Class A Purchase Price will be the lowest purchase price that will allow the Company to buy 9,600,000 shares of Class A Common Stock (or such lower number of shares of Class A Common Stock as are properly tendered). Similarly, the Class B Purchase Price will be the lowest purchase price that will allow the Company to buy 6,100,000 shares of Class B Common Stock, or such lower number of shares of Class B Common Stock as are properly tendered).

     Notwithstanding the foregoing, the Company will only purchase Class A Common Stock and Class B Common Stock in the same proportion as the ratio of the numbers of shares of the two classes outstanding as of July 26, 1999. At such date, the ratio of Class A Common Stock outstanding to Class B Common Stock outstanding was 61.1 to 38.9. If stockholders do not properly tender shares in these proportions, then the Company will only purchase the largest number of properly tendered shares of each class that will enable it to maintain these proportions, and the Purchase Price for each class will be determined upon the basis of the number of shares of such class so purchased.

     All shares of Class A Common Stock that are purchased under the Offer will be purchased at the same Class A Purchase Price, determined as provided above, and all shares of Class B Common Stock that are purchased under the Offer will be purchased at the same Class B Purchase Price, determined as provided above.

     Any stockholder whose Shares are properly tendered directly to EquiServe L.P., the depositary for the Offer (the "Depositary"), and purchased pursuant to the Offer, will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales or any fees to Credit Suisse First Boston Corporation, the dealer manager for the Offer (the "Dealer Manager"), Morrow & Co., Inc., the information agent for the Offer (the "Information Agent") or the Depositary. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs apply if shares are tendered through the brokers or banks and not directly to the Depositary.

     The terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

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     None of the Company, the Board of Directors of the Company nor Credit
Suisse First Boston Corporation makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many shares of each class to tender and the price or prices at which such shares should be tendered. The directors and executive officers of the Company have agreed not to tender any Shares pursuant to the Offer.

     The Offer will expire at 12:00 Midnight, New York City time, on Tuesday, August 24, 1999, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering Shares, please contact Morrow & Co., Inc., the Information Agent for the Offer. Individual stockholders may reach the Information Agent at (800) 566-9061, and banks and brokerage firms may reach the Information Agent at (800) 662-5200. In addition banks, brokerage firms, and stockholders may contact Credit Suisse First Boston Corporation, the Dealer Manager for the Offer, at (800) 881-8320.

                                          Sincerely,
                                          GARTNER GROUP, INC.

                                          Michael D. Fleisher
                                          Executive Vice President and Chief
                                          Financial Officer

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